Zentek Announces Appointment of New Director of Investor
Relations

Guelph, ON - January 12, 2023, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property development and commercialization company, welcomes Mr. Mitch Swergold as its Director of Investor Relations.

Mr. Swergold earned a Bachelor of Arts in Political Science from Columbia University in the City of New York, and a Juris Doctor degree from Emory University School of Law. After practicing law and serving as a research analyst at two investment banks, Mr. Swergold was a Senior Analyst and Portfolio Manager at various hedge funds, focusing on technology and macroeconomic investing.

"Mitch's experience investing in technology companies, from early to later stage, makes him an ideal candidate to support Zentek's investor relations function." said Greg Fenton, CEO of Zentek. "Mitch's background as a lawyer, sell-side analyst, and money manager, along with his industry contacts, will help in Zentek's communication with the market relating to Zentek's business across a range of technologies and a broad set of applications, geographies, and industry end markets. I look forward to working with Mitch and the entire team at Zentek to continue building a stronger innovation-focused company."

Mr. Swergold's responsibilities include assisting management in presenting updated business information to investors, communicating with investors and related functions.

Concurrent with the appointment, and in accordance with the Company's long-term incentive plan, the Company has granted 50,000 incentive stock options to Mr. Swergold, which are exercisable, subjecting to vesting provisions, over a period of three years at an exercise price of $1.93. Additionally, Mr. Swergold is currently the holder of 36,700 common shares in the capital of the Company.

About Zentek Ltd.

Zentek is an IP development and commercialization company focused on the research, development and commercialization of novel products using graphene and nanomaterials for use in the healthcare industry and beyond.

Zentek's patented ZenGUARD™ coating is shown to have 99% antimicrobial activity and to significantly increase the bacterial and viral filtration efficiency of both surgical masks and HVAC systems.  Zentek's ZenGUARD™ production facility is located in Guelph, Ontario.

For further information:

Mitch Swergold

Tel: (917) 917-8723

Email: mswergold@zentek.com

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.